

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 4, 2014

Via E-mail

John L. Hammond, Esq.
Senior Vice President, General Counsel & Secretary
Sensient Technologies Corporation
777 East Wisconsin Avenue
Milwaukee, WI 53202

>   Re: **Sensient Technologies Corporation**
>   **Soliciting Materials filed pursuant to Rule 14a-12**
>   **Filed February 21, 2014 and March 4, 2014**
>   **File No. 001-07626**

Dear Mr. Hammond:

        We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Soliciting Materials Filed February 21, 2014

1.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for the following statements:

   * that FrontFour's nominees "appear to be career activists with very close relationships to FrontFour, spotty track records on creating shareholder value . . . little to no experience in the very Flavors and Fragrances business they are allegedly aiming to 'fix'."

- that front Four's nominees' "attributes, skills and experience pale in comparison to those of Sensient's current Board of Directors and potential future directors that have been and will continue to be vetted by Sensient's Nominating and Corporate Governance Committee."

2. You appear to imply that the FrontFour nominees have a hidden agenda when you state that they have "questionable motives." We also note your disclosure that FrontFour has acted in a manner "calculated to cause disruption and to promote FrontFour's self-interested agenda." Avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please provide us supplementally the factual foundation for your disclosure.

Soliciting Materials Filed March 4, 2014

3. Please provide us supplemental support for your statement that you recently conducted a "series of calls with a substantial number of its institutional shareholders" and that such shareholders "expressed strong support for the Company's management and its strategy ..."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact me at (202) 551-3619 with any questions. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions